

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 28, 2006

Mr. Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.
Suite 654, 999 Canada Place
Vancouver, British Columbia, Canada V6C 3E1

> **Re: Ivanhoe Mines Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed April 5, 2006**
> **File No. 001-32403**

Dear Mr. Giardini:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Exhibit 2 – Financial Statements

Consolidated Statements of Cash Flows, page 59

1.   Please revise your consolidated statements of cash flows to begin your
         reconciliation of cash used in operating activities with your net loss, rather than
         your net loss from continuing operations, to comply with paragraph 28 of SFAS
         95.

Note 2 – Significant Accounting Policies, page 60

Note 2(g) – Exploration and development, page 62

2.   We note your disclosure in which you explain that you begin capitalizing mining
         costs once you determine a property has economically recoverable reserves.
         Please expand your disclosure to discuss how you define economically
         recoverable reserves. Note that for US GAAP purposes you must establish
         proven and probable reserves as defined by Industry Guide 7 prior to capitalizing
         mining costs.

         If you have classified reserve quantities as proven and probable with engineering
         data that is less comprehensive than a bankable final feasibility study, you may
         not have collected engineering or other information sufficient to establish a
         commercially minable deposit for US reporting purposes. Under these
         circumstances, all costs related to the property which are not acquisition costs
         would ordinarily be considered exploration costs and expensed as incurred.

Note 2(k) – Revenue Recognition, page 64

3.   We note you disclose that your revenue from copper cathode includes provisional
         pricing arrangements accounted for as embedded derivative instruments under
         SFAS 133. Please expand your disclosure to provide further detail of the nature
         of the pricing arrangements and your accounting for the arrangements as
         embedded derivatives.

Note 4 – Investment in Joint Venture, page 72

4.   We note you disclose that you have a difference of opinion with the Myanmar tax
         authorities on a commercial tax issue, but that if the Myanmar government's
         position on this issue prevails, your net estimated commercial tax liability at
         December 31, 2005 would total approximately $11.2 million. Please expand your
         disclosure to indicate the extent to which you accrued for this potential tax loss.

Note 5 – Cash and Cash Equivalents, page 75

5.   We note you disclose that Asia Gold's and Jinshan's cash and cash equivalent balances were not available for your general corporate purposes. Please tell us whether these cash balances represent restricted cash. Note that restricted cash should be separately disclosed from cash and cash equivalents on the face of the balance sheet and should not be included in the cash total in the statement of cash flows. Refer to Rule 5-02(1) of Regulation S-X for additional guidance.

Note 8 – Long Term Investments, page 76

6.   We note you disclose in footnote (a) that in consideration for the restructuring of certain joint venture participating arrangements, Jinshan issued to you 2.5 million common shares with a fair value of $3.248 million, and that you recorded this amount in your income statement as a recovery of prior exploration expenses. Please expand your disclosure to clarify the nature of this restructuring, and explain why you did not have to provide any consideration in exchange, if true.

Exhibit 23.1 – Consent of Independent Registered Chartered Accountants

7.   We note that your auditors refer only to your financial statements for the year ended December 31, 2005 in the current consent. The requirements of General Instruction D.9 to Form 40-F would ordinarily require that you obtain a consent referencing all periods of your financial statements covered by the audit.

Engineering Comments

Glossary of Geologic and Mining Terms, page 7

8.   As you have utilized the terms preliminary assessment, preliminary and pre-feasibility, and feasibility study in your filing, it would be helpful to have these defined in your glossary.

Description of the Business, page 24

General

9.   Under General Instruction D (9) of the Form 40-F guidance, you are required to obtain and attach a consent from all third party engineers involved in preparing the estimates that you disclose. Please amend your filing to comply with this guidance.

Southern Oyu Resources, page 35

10.   We note that in calculating the Southern Oyu deposits, you used a cutoff grade of 0.30 percent Copper equivalent (Cu-Eq.), in contrast to the overall Oyu Tolgoi resource estimate of 0.60 percent Cu-Eq. displayed on page 33 and the Hugo resources which also use a cutoff grade estimate of 0.60 percent Cu-Eq. as found on pages 36-38. Please provide an explanation for this variance.

11.   The disclosure you provide in footnote 3 on page 36 indicates that in calculating the Copper Equivalent (Cu-Eq.) metrics you assumed metal prices of U.S. $1.15/lb. for copper and U.S. $450/oz for gold, using the equation % Cu-Eq. = % Cu + Au (g/t) x (11.25/17.64). However, this formula appears to yield prices of U.S. $0.80 for copper and U.S. $350 for gold, rather than the amounts stated in the filing.

        Please confirm that this copper equivalent estimate was prepared with the latter parameters, i.e. using a U.S. $0.80 copper price and a U.S. $350 gold price, as would be consistent with your past reporting practices; and that the other prices, i.e. U.S. $1.15/lb. for copper and U.S. $450/oz for gold, were used as the revenue input for the floating cone algorithm that designated economic material within the floating cone, if true.

Southern Oyu Mineral Reserves - January 2006, page 38

12.   We note that you have utilized as key parameters in determining the quantities of mineral reserves the block value net smelter return (NSR) cut-off grades of US$3.54 per tonne for Southwest Oyu and US$3.39 per tonne for central Oyu, which are approximately equal to 0.28 percent Copper Equivalent (Cu-Eq.). However, based on the information included in the January 2006 Southern Oyu Open Pit Technical Report prepared by GRDMinproc, which is posted on SEDAR and referenced in your filing, it appears you have not reflected the costs of mining, processing or administration in your NSR values.

        Given that the majority of the materials mined utilize a higher cutoff NSR cost (US$10 per tonne and US$5 per tonne), and that you only considered the NSR costs incurred to process the concentrate after the material leaves the mine site (i.e. costs similar to the more commonly referenced "optimum" or "marginal" cutoff grades or values), it appears your method would yield different reserve quantities that if you were to fully consider the economic aspects of operating the mine.

Please submit a schedule showing that portion of your reserve estimates that would be appropriately considered economical to produce; as well as any additional information that you believe would be helpful in understanding your approach. Tell us why you disclose cutoff grades as NSR costs instead of copper equivalent weight percentages.

Integrated Development Plan, page 40

13.   You state the mixed confidence levels of the studies to date allow you to classify the Integrated Development Plan (IDP) as a Preliminary Assessment (PA). We understand that for reserves to be designated, a pre-feasibility study has to be completed under the requirements of National Instrument 43-101. Please describe for us the similarities and relative accuracy level of your Preliminary Assessment, compared to a Preliminary Feasibility Study. Please ensure that the reserve information you disclose complies with the annual information form requirements under Canadian law, as this is necessary to comply with General Instruction B(3) of the Form 40-F guidance.

Monywa Copper Project, page 58

14.   Given the operating history of the mines in the Monywa Copper Project, tell us why you have not disclosed the reserves associated with these operating mines.

Financial Statements

General

15.   The words "development" and "production" have very specific meanings under Industry Guide 7(a) (4). The term "development stage" would apply when engaged in preparing reserves for production, whereas "production stage" would be appropriate for companies engaged in commercial-scale, profit-oriented extraction of minerals. If you are unable to disclose "reserves," as defined by Guide 7, please remove the terms "develop," "development" and "production" throughout your financial statements, and replace this terminology, as needed, with the terms "explore" or "exploration." If the terminology utilized in your annual information form in not consistent with this guidance, please include disclosure addressing these differences. Please refer to Instruction 1 to paragraph (a) of Industry Guide 7, located on our website at the following address: www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief